Exhibit 99.77

IPA Announces Repayment of Remaining 2018 Debentures and $3,811,205 in Warrant Exercises

VICTORIA, BC, July 20, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTCQB: IPATF) (FSE: TQB2), a leader in full-service, therapeutic antibody discovery and development, today announces that it has repaid the remaining 12.5% debentures issued in April 2018. In addition, IPA has received CAD$3,811,205 in connection with the exercise of previously issued warrants.

“Over the last two months we have strengthened our balance sheet with the oversubscribed convertible debenture financing and the receipt of approximately $3.8 million from warrant exercises,” states Jennifer Bath, Chief Executive Officer of ImmunoPrecise. “The early repayment of the 2018 debentures removed a significant short-term debt obligation.”

Of the CAD$3.8 million in warrants exercised, warrant holders exercised 875,000 warrants at CAD$1.00; 1,357,971 warrants at CAD$0.70 per share and 1,588,500 warrants were exercised at CAD$1.25 per share.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, therapeutic antibody discovery Contract Research Organization offering species agnostic, multi-format, characterized and engineered, human monoclonal antibodies, on an abbreviated timeframe, for its pharmaceutical clients. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend”, “should” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the previous quarter ended January 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. SOURCE ImmunoPrecise Antibodies

SOURCE ImmunoPrecise Antibodies Ltd.

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%SEDAR: 00005542E

For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., Suite 810, 609 Granville Street, P.O. Box 10322, Vancouver, B.C., V7Y 1G5, Canada.

CO: ImmunoPrecise Antibodies Ltd.

CNW 08:00e 20-JUL-20